EXHIBIT 99.1




                              FOR IMMEDIATE RELEASE


Contacts:
Investors:                                            Media:
Emer Reynolds                                         Anita Kawatra
Ph:  353-1-709-4000                                   Ph:  212-407-5755
     800-252-3526                                          800-252-3526


                ELAN ANNOUNCES WEBCAST OF ANNUAL GENERAL MEETING
                               ON OCTOBER 21, 2003

DUBLIN, IRELAND, OCTOBER 3, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") announced today that its annual general meeting ("AGM") to be held on October 21, 2003 at 10.30am BST / 5.30am EST in The Davenport Hotel, Merrion Square, Dublin 2, Ireland will be available by webcast. Live audio of the AGM will be broadcast over the Internet and will be available to investors, members of the news media and general public.

This event can be accessed by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon. The event will be archived and available for replay for 48 hours after the event.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.